Contact

www.linkedin.com/in/vin-loccisano-7949941 (LinkedIn)

Top Skills

Intellectual Property
Mergers & Acquisitions
Licensing

Vin Loccisano

CEO, Halo Energy LLC
Wellesley Hills, Massachusetts, United States

Experience

T-Omega Wind, Inc.

Strategic Advisor
January 2021 - Present (4 years)

Halo Energy, LLC

CEO and Founder
May 2017 - Present (7 years 8 months)
Wellesley Hills, Massachusetts, United States

Aviation and Aerial Mapping LTD

Founder and Managing Director
January 2014 - Present (11 years)
Greenwich Peninsula, England, United Kingdom

Triple Canopy Inc

Consultant and Strategic Advisor
January 2004 - Present (21 years)
Virginia, United States

Strategic consultant implementing transition and incorporation of newly acquired entity into broader corporate structure

Rapide Aviation Jersey

Founder
January 2008 - Present (17 years)
St. Helier, Jersey

Venture Funded (INQTel and SWF) funded global aviation, aerial surveillance and sub-stratospheric fleet

Guardian Aviation and Guardian Limited

Shareholder and Founder
January 2012 - January 2018 (6 years 1 month)
Gran Turk, Turks and Caicos Islands

Privately funded and held global aviation, surveillance and logistics organization for private and governmental applications

Ogin, Inc. (Formerly FloDesign Wind Turbine)
Chief Patent Counsel
March 2011 - April 2017 (6 years 2 months)
Waltham, MA; Silkeborg, Denmark

• Responsible for identifying critical intellectual property in an early-stage startup and rapid development of a supporting IP portfolio to enable $260M in venture funded Series B, C and D fundraising.
• Implemented internal IP process to identify, document and protect enabling technology on an international level. Provided education and training to a rapidly growing international organization on the value of IP and the essential nature in protecting it accordingly.
• Fostered engineering technology development by identifying enabling third party technology and leading engineering teams to internally implement these solutions while avoiding IP infringement claims.
• Embedded IP function within the engineering department to provide early stage freedom to operate analysis of engineering concepts.
• Broad non-IP support for various financing; export control restrictions; ITAR and EAR compliance; legal and environmental compliance; cost and risk sharing; terms and conditions of sale and government negotiations

General Dynamics Electric Boat
Consultant and Project Manager
January 2007 - January 2013 (6 years 1 month)
Connecticut, United States

Schlumberger
Legal Counsel and Managing Director
January 2005 - March 2012 (7 years 3 months)
Cambridge, MA; Stonehouse, UK, Trondheim, Norway; Moscow, Russia; Clamart,France

• Held a variety of international assignments including management of Schlumberger research centers having a $1.1B yearly operating budget.
• Personally responsible for all complex contractual matters. This includes M&A IP due diligence and structuring; global technology partnerships; the drafting and negotiating of international licensing, joint development and sponsored research agreements; federal funding and grants; and litigation oversight.
• Served as Board Member for portfolio companies and acquisitions and worked with inside and outside counsel on matters of due diligence, IP, and development of corporate financing and exit strategies.

• Interim Board member for targeted European acquisitions. I served to stabilize key personnel, identify and capture critical Intellectual Property, integrate these entities into the Schlumberger legal structure and ultimately transition leadership to a chosen successor.

Lahive & Cockfield
Patent Attorney
1999 - 2005 (6 years)
Boston,MA

• Drafted and prosecuted patent applications in a wide variety of mechanical, electrical and software arts. Examples of representative fields include: fuel cell technology; alternative energy systems; communications and location-determining systems; image recording and processing; computer hardware; materials processing; medical devices and automotive components.
• Other responsibilities: drafting briefs; researching and counseling clients for patent, trademark and copyright litigation; prosecuting trademark applications; and counseling clients on trademark selection.

S.D.E
Founder
January 1997 - January 2002 (5 years 1 month)
Roslyn, New York, United States

Founder of international threat assessment and mitigation organization with partners in North America, South America and Europe.
-Successfully founded, grew and positioned the organization for a sale to a global strategic partner

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Education

Rotterdam Business School
Master of Business Administration - MBA

Suffolk University Law School
JD · (1998 - 2000)

Lehigh University
B.S. ME · (1993 - 1997)